Exhibit 99.1

Perdigão S.A.

CNPJ 01.838.723/0001-27

A Publicly Held Company

ANNOUNCEMENT TO THE MARKET

We do hereby clarify some changes on the Company’s Board of Directors, approved on the April 27, 2006 meeting. Mr. Almir de Souza Carvalho was elected substituting Mr. Wilson Carlos Duarte Delfino, that now substitutes the alternate Mr. Ivan Mendes do Carmo. Additionally, Mr. Maurício da Rocha Wanderley was elected as alternate, substituting Mr. Carlos Alberto Cardoso Moreira. Nowadays the Board of Directors is composed as follows, until the Ordinary Shareholders’ Meeting that will take place on 2007:

Board of Directors	Alternates

Eggon João da Silva - Chairman	Alidor Lueders
Francisco Ferreira Alexandre – Vice-Chairman	Maurílio Rossi
Almir de Souza Carvalho	Mauricio da Rocha Wanderley
Jaime Hugo Patalano	Levy Pinto Dias
Francisco Francuy Venâncio Braga
Cláudio Salgueiro Garcia Munhoz	Wilson Carlos Duarte Delfino
Luis Carlos Fernandes Afonso	Klítia Valeska Bicalho de Sá

São Paulo (SP), April 28 2006.

Wang Wei Chang

Chief Financial Officer